June 28, 2021

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeanne Bennett
Mary Mast
David Gessert
Celeste Murphy

Re:	Acumen Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-256945

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between June 24, 2021 and the date hereof we effected the distribution of approximately 711 copies of the Company’s Preliminary Prospectus dated June 24, 2021 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on June 30, 2021, or as soon thereafter as practicable.

[Signatures follow]

Very truly yours,

BOFA SECURITIES, INC.
CREDIT SUISSE SECURITIES (USA) LLC STIFEL, NICOLAUS & COMPANY, INCORPORATED
As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong

Name:	Michele A.H. Allong
Title:	Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Rebecca Kotkin

Name:	Rebecca Kotkin
Title:	Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nicholas Oust

Name:	Nicholas Oust
Title:	Managing Director

[Signature Page to Request for Acceleration of Effectiveness]